

April 22, 2015

Via-Email
Matias I. Gaivironsky
Chief Financial Officer
Cresud Inc.
Moreno 877 24st Floor
Buenos, Aires Argentina

> **Re: Cresud Inc.**
> **Form 20-F**
> **Filed on October 31, 2014**
> **File No. 001-29190**

Dear Gaivironsky:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Senior Staff Accountant